Exhibit 1.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated October 9, 2025, with respect to the shares of common stock of Crisp Momentum Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 9, 2025.

Stockaccess SP Inc.

By:	/s/ Aleksandr Rubin
Name:	Aleksandr Rubin
Title:	Chief Executive Officer

/s/ Aleksandr Rubin
Aleksandr Rubin